UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AmCOMP INCORPORATED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02342J101
(CUSIP Number)

SAM A. STEPHENS
c/o AmCOMP INCORPORATED
701 U.S. Highway One
North Palm Beach, Florida 33408
(561) 840-7171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02342J101

1	NAME OF REPORTING PERSON Sam A. Stephens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,011,280[2]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,011,280[2]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,280[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

2 Includes options to purchase 5,288 shares of Common Stock, all of which are currently exercisable.

CUSIP NO. 02342J101

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 29, 2008, Parent, Merger Sub and the Issuer entered into an amendment to the Merger Agreement (“Amendment No. 2 to the Merger Agreement”), which, among other things, reduced the price per share to be paid by Parent to the Issuer’s stockholders at the closing of the Merger to $12.15 per share in cash.

In connection with Amendment No. 2 to the Merger Agreement, the Reporting Person and Parent entered into a letter agreement, dated August 29, 2008 (the “Letter Agreement”).  The Letter Agreement provides that, notwithstanding Amendment No. 2 to the Merger Agreement and the reduction in the price per share to be paid by Parent to the Issuer’s stockholders in the Merger contained therein, the Voting Agreement remains in full force and effect in accordance with the terms and conditions thereof.

This description of Amendment No. 2 to the Merger Agreement and the Letter Agreement is qualified in its entirety by reference to Amendment No. 2 to the Merger Agreement and the Letter Agreement, copies of which have been filed or incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of Amendment No. 2 to the Merger Agreement and the Letter Agreement in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

1.
Amendment No. 2, dated August 29, 2008, to the Agreement and Plan of Merger, dated as of January 10, 2008, as amended on April 28, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2008).

2.	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and Sam A. Stephens.

CUSIP NO. 02342J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2008

/s/ Sam A. Stephens
SAM A. STEPHENS

CUSIP NO. 02342J101

EXHIBIT INDEX

Exhibit

1.
Agreement and Plan of Merger, dated as of January 10, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 11, 2008).

2.
Amendment No. 2, dated August 29, 2008, to the Agreement and Plan of Merger, dated as of January 10, 2008, as amended on April 28, 2008, by and among AmCOMP Incorporated, Employers Holdings, Inc. and Sapphire Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2008).

3.	Voting Agreement, dated as of January 10, 2008, by and among Employers Holdings, Inc. and Sam A. Stephens (filed previously).

4.*	Letter Agreement, dated August 29, 2008, by and between Employers Holdings, Inc. and Sam A. Stephens.

* Filed herewith.